Exhibit 99.3

THE SECURITIES DESCRIBED IN THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AS APPLICABLE (THE “1933 ACT”), OR THE SECURITIES LAWS SECURITIES OF ANY STATE OF THE UNITED STATES, AND MAY NOT BE PLACED OR SOLD IN THE UNITED STATES, OR SOLD TO OR PLACED WITH, UNITED STATES PERSONS, OR SOLD OR PLACED FOR THE ACCOUNT OR BENEFIT OF SUCH PERSONS , UNLESS YOU ARE REGISTERED UNDER THESE LAWS OR ARE EXEMPTED FROM THE REGISTRATION OBLIGATIONS PROVIDED THEREIN.

MARINE VISION TECHNOLOGIES INC.

(the “Company")

SUBSCRIPTION AGREEMENT (PREGED SHARES AND SUBSCRIPTION WARRANTS)

(CANADIAN SUBSCRIBERS)

IMPORTANT INSTRUCTIONS

The following sections of this subscription agreement have been completed (the Subscriber must initial each applicable box):

Canadian qualified investors only:

APPENDIX B –CANADIAN QUALIFIED INVESTOR CERTIFICATE – All accredited investors who are residents of a Canadian province or territory must complete and sign the ANNEX B. If you choose categories j), k) or l) of the ANNEX B, you will also need to complete the APPENDIX 1 of the ANNEX B, titled “Risk recognition certificate”.

All subscribers:

APPENDIX D –MODEL AGREEMENT FOR GRANTING REGISTRATION RIGHTS All subscribers must complete, sign and submit a Registration Rights Granting Agreement established according to the model presented in the APPENDIX D.

Submission of the Subscription Agreement and payment of the overall Subscription Price:

A duly completed and signed copy of this Agreement, including the required sections, as indicated above, together with payment of the Aggregate Subscription Price (as that term is defined herein), must be received at the offices of iA Capital Markets, a division of iA Private Wealth Management Inc., at 26 Wellington Street East, Suite 700, Toronto, Ontario M5E 1S2 to the attention of Laura Cristello (email address:ECMCanada@iacapitalmarkets.ca), in accordance with the instructions given herein or in any other manner directed by the Agent (as that term is defined herein), no later than January 16, 2024 at 10:00 a.m. (Eastern Time).

Delivery of titles:

It is expected that the undersigned subscriber will receive certificates or book entry statements (DRS) representing the securities subscribed for hereunder from the Company.

PREFERRED SHARES AND SUBSCRIPTION WARRANTS SUBSCRIPTION AGREEMENT

ATTENTION: TECHNOLOGIES MARINE VISION INC. (the "Company”)

AND FROM: iA Capital Markets, division of iA Private Wealth Management Inc. (the “Agent”)

AND FROM: one or more U.S. registered broker-dealers affiliated with or appointed by the Agent (the “Affiliated U.S. Brokers”)

The undersigned (the “Subscriber”), on his own behalf and, if applicable, on behalf of those for whom he contracts hereunder as trustee or agent (the “Designated Principals”), hereby subscribed and agrees to purchase from the Company 3,000 Series B convertible preferred shares thereof (the “Preferred Shares”) indicated below at a price of $1,000 each (the “Subscription Price”) to which will be attached 2,857,142 ordinary share subscription warrants in the capital of the Company (each ordinary share subscription warrant being called a “Subscription Warrant” and with the Preferred Shares, the “Subscribed Securities”). Each Warrant gives its holder the right to acquire one common share in the capital of the Company (a “Share underlying a Warrant”) at the exercise price of $1.05, subject to certain adjustments, until the date being 60 months after the Closing Date (as defined herein). The aggregate Subscription Price (the “Aggregate Subscription Price”) of the Securities subscribed to will correspond to the number of Preferred Shares subscribed multiplied by the Subscription Price.

The Warrants will be governed by the terms set forth in the certificates representing them (each, a “Warrant Certificate”), which the Company will deliver upon Closing (as defined herein). . The Warrant Certificates will include, among other things, a provision providing for the appropriate adjustment of the class, number and exercise price of the Shares underlying the Warrants in the event of certain events, including the splitting, consolidation or reclassification of the common shares of the Company, the payment of stock dividends or the merger or restructuring of the Company. The description of the Warrants contained herein is subject in all respects to the terms set forth in the Warrant Certificates. In the event of any conflict or contradiction between the description of the Warrants contained herein, including the Summary of Terms (as defined below), and the Warrant Certificates, the Warrant Certificates subscription will take precedence.

This subscription agreement, which, for greater certainty, incorporates the attached annexes, if applicable, is referred to herein as the “Agreement”. The Subscriber agrees to be bound by the terms set out in this Agreement, including the “Conditions of Subscription for the Securities” attached hereto, and by the representations, warranties and covenants set out in the annexes attached thereto. The Subscriber also agrees, without limitation, that the Company and the Agent may rely on the representations it has made, the warranties it has given and the commitments it has made in these documents.

The Securities subscribed for will be available in accordance with and subject to the terms set forth herein, including the terms, representations, warranties, covenants and acknowledgments which are set out in this Agreement and its annexes.

2

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please provide all information, if applicable (except signatures) in printed letters in the space provided for this purpose below

NAME AND ADDRESS OF SUBSCRIBER (please enter information clearly in block letters):

Investment Quebec
Name of Subscriber (printed)

Signature:
Signature/Authorized Signatory

Investissement Québec on its own behalf and as agent of the Government of Quebec

Name and official title (only if the Subscriber is NOT an individual)

Main Directorate, Specialized Investment – Quebec, Iberville Building
11195, avenue Lavigerie, bureau 060, Québec (Quebec) G1V 4N3
Subscriber's address, including city, province, territory or state, country and postal code (required)

Subscriber telephone number (required)

Subscriber email address (required)

Information about the designated Principal

If the Subscriber signs as agent of a principal and is not a trust company acting as trustee or agent for accounts managed under discretionary agency by the Subscriber or a person acting on behalf of an account managed under discretionary mandate and, in either case, meets the criteria set out in subsection (1) of section 73.3 of the Securities Act (Ontario) or in Regulation 45-106 respecting prospectus exemptions (“Regulation 45-106”), as applicable, he must provide the following information and ensure that Appendix B is completed on behalf of the principal in question.

Name of principal

Address of principal

Principal's telephone number Account

number (if applicable)

SUBSCRIPTION OF PREFERRED SHARES

Number of actions privileged subscriptions:	3,000

Subscription price:	1,000$ per Preferred Share

Overall subscription price:	3,000,000 $

Number of vouchers subscription:	2,857,142

INSTRUCTIONS FOR REGISTRATION PURPOSES(please write the information clearly in block letters):

QUEBEC INVESTMENT
Name for registration purposes (printed)

Main Directorate, Specialized Investment – Quebec, Iberville Building
11195, avenue Lavigerie, bureau 060, Québec (Quebec) G1V 4N3
Address for registration purposes, including city, province, territory or state, country and postal code

Account number (applicable ONLY if the securities are registered in a brokerage or corporate account, and not if the securities are registered in the name of the Subscriber)

REMITTANCE INSTRUCTIONS (if different from the entries for registration purposes) (please enter the information clearly in block letters):

Alan Falardeau
Contact name (please print)

Main Directorate, Legal Affairs, Investments, 1001, boul.Robert- Bourassa, bureau 1000, Montreal (Quebec) H3B 4L4
Delivery address, including city, province, territory or state, country and postal code

Contact phone number Contact email address

Number and type of Company securities held, directly or
indirectly, where applicable:

 Indicate whether the Subscriber is an Insider of the Company:

Yes  ☐             No   ☐

Indicate whether the Subscriber is a Registered Person:

Yes  ☐              No  ☐

Note: The term “Registered Person” means a dealer, advisor, investment fund manager, designated responsible person or chief compliance officer, within the meaning of the Canadian Securities Acts (as that term is defined herein), or a Person (as that term is defined herein) registered or required to be registered under the Canadian Securities Laws.

3

TERMS OF SUBSCRIPTION OF SECURITIES ARTICLE 1 – INTERPRETATION

1.1	Definitions

When used in this Agreement, the following terms have the meanings given to them, unless the subject matter or context otherwise requires:

a)	“Preferred Shares” means Series B Convertible Preferred Shares;

b)	“Ordinary Shares” means ordinary shares in the capital of the Company;

c)	“Shares underlying the Warrants” and its variants have the meaning given to them on the page2of this Agreement;

d)	“Subscription Warrants” has the meaning given to it on page2 of this Agreement;

e)	“CDS” means CDS Depository and Clearing Services Inc.;

f)	“Share Certificate” means the share certificate or direct registration notice (DRS) representing Common Stock or Preferred Stock;

g)	“Warrant Certificates” has the meaning given to it on page2 of this Agreement;

h)	“Closure” has the meaning given to it in paragraph4.1;

i)	“Commission” has the meaning given to it in paragraph9.1;

j)	“Contract” has the meaning given to it on page 3 of this Agreement;

k)	“Registration Rights Grant Agreement” means the registration rights grant agreement which will be entered into between the Company and the Subscriber at the same time as this Subscription Agreement, pursuant to which the Company will agree, between other things, to grant certain registration rights with respect to the Common Shares resulting from the conversion of the subscribed Shares and the Shares underlying the Warrants under the 1933 Act, the rules and regulations adopted under the Act of 1933 and applicable state securities laws; this agreement will be established essentially according to the model presented in APPENDIX D;

l)	“Agency Agreement” means the agency agreement which will be entered into on or about the Closing Date between the Agent and the Company in relation to the Offering;

m)	“Normal Course of Business” means the exercise by the Company or any of its group companies, as the case may be, of its business in accordance with its daily operating activities, customs, practices and procedures common;

n)	“Closing date” has the meaning given to it in paragraph4.1;

o)	“IQ Entity” means:

(i)	the Government of Quebec;

(ii)	any other person acting as an agent of the Government of Quebec;

(iii)	any Subsidiary of the Subscriber;

4

(iv)	any entity resulting from a reorganization or merger of the Subscriber or now owning the assets of the Subscriber following its liquidation or dissolution;

(v)	any entity of which the majority of members or administrators are appointed by the Government of Quebec or by one of its ministries;

(vi)	any entity controlled by the Government of Quebec or one of its ministries or by any person mentioned in clauses (ii), (iii), (iv) or (v) above;

p)	“United States” means the United States of America, its territories and possessions, all the states of the United States, and the District of Columbia;

q)	“Subsidiary” a legal entity which is controlled directly or indirectly by the Company; as of the date of the Agreement, the Company has no subsidiaries other than 7858078 Canada Inc. and EB Rental, Ltd.;

r)	“Group” means, collectively, the Company and its Subsidiaries, and “Group Member” means any of them;

s)	“Closing Time” has the meaning given to it in paragraph 6.1;

t)	“IFRS” means the generally accepted accounting principles set out in the CPA Canada Handbook – Accounting for any entity that prepares its financial statements in accordance with International Financial Reporting Standards;

u)	“Insider” means a) a director or senior executive of the Company (or a Subsidiary of the Company), b) a director or senior manager of a person who is himself an Insider of the Company, c) a natural or legal person who, directly or indirectly, A) is the beneficial owner of securities of the Company ensuring him more than 10% of the voting rights attached to all of the outstanding voting securities of the Company or exercises control over such securities or B) is the beneficial owner of a portion of the securities of the Company providing it with more than 10% % of the voting rights attached to all of the Company's outstanding voting securities and exercises control over a portion of these securities, without taking into account, in either case, for the purposes of calculating the percentage, of the securities that the natural person or legal entity holds as underwriter in connection with an offering, (c) a natural person or legal entity designated as an insider in an order made under applicable securities laws or (d) a natural or legal person included in a designated category of natural or legal persons;

v)	“U.S. Institutional Qualified Investor” means an institutional accredited investor who falls into one or more of the categories described in paragraphs (1), (2), (3), (7), (8), (9), (12) or (13) of rule 501(a) of Regulation D;

w)	“Business Day” means a day that is not a Saturday, Sunday or a day on which the principal chartered banks located in Montreal, Quebec, or New York, New York, are not open for business ;

x)	“Letter of Intent” means the letter of intent between the Subscriber and the Company dated and signed on September 20, 2023;

y)	“Act” means the Securities Act (Quebec);

z)	“United States Counterterrorism Act” has the meaning given to it in paragraph6.1dd);

aa)	“Canadian Terrorist Financing Act” has the meaning given to it in paragraph 8.1(z);

bb)	“1933 Act” means the United States Securities Act of 1933, as amended, if applicable;

5

cc)	“United States Securities Laws” means the United States Securities Exchange Act of 1933, the United States Securities Exchange Act of 1934, as amended, from time to time, the rules and regulations adopted thereunder and the laws on the securities or blue sky laws of the American states;

dd)	“Securities Laws” means, collectively, the Canadian Securities Laws, the United States Securities Laws and applicable securities laws (including the rules and regulations adopted thereunder) in either of the International Territories;

ee)	“Canadian Securities Laws” means, collectively, the laws and regulations governing securities in each of the Canadian provinces and territories, as well as all standards, general instructions, rules and written orders having the force of law which have been published, adopted or made by the securities regulators or other regulatory bodies of each of the Canadian provinces and territories;

ff)	“Designated Principal” has the meaning given to it on page 3 of this Agreement;

gg)	“Nasdaq” means The Nasdaq Stock Market;

hh)	“Person” means an individual (whether acting as executor, trustee, administrator or personal representative or in any other capacity), corporation, firm, partnership, firm individual, consortium, joint venture, trustee, trust or unincorporated body or association, and the pronouns referring to them have a similar broad meaning;

ii)	“ American person» has the meaning given to the term US person in Rule 902(k) of Regulation S under the 1933 Act;

jj)	“Registered Person” has the meaning given to it on page 4 of this Agreement;

kk)	“Person who has control” has the meaning given to it in section 5.2 of the Act;

ll)	“Placement” means this subscription agreement entered into by the parties aimed at raising a total aggregate gross amount of $3,000,000;

mm)	“Distributor” means an underwriter, broker or other person who participates, under the terms of a contractual agreement, in the distribution of the Securities which are the subject of a distribution or sale in accordance with Regulation S;

nn)	“Agent” means iA Capital Markets, a division of iA Private Wealth Management Inc.;

oo)	“Subscription Price” has the meaning given to it on page 3 of this Agreement;

pp)	“Global Subscription Price” has the meaning given to it on page 3 of this Agreement;

qq)	“Project” means

(i)	the establishment of an E-motion system production line in Boisbriand, Quebec, which will help provide the Boisbriand Plant with semi-automated manufacturing capacity for advanced electric motor assembly which was scheduled to begin in October 2023 and will gradually increase to reach 20 E-motion systems per month starting in January 2025 (240 systems per year) for a total annualized value of more than $30 million (CAD), and

(ii)	the creation, by January 2025, of 18 new jobs at the Boisbriand Plant with an average salary of $85,000 (CAD) annually.

6

rr)	“Intellectual Property” means all intellectual property rights of the Group, whether registered or not, including those arising from or relating to the following: i) all national and foreign patents and national patent applications and foreign and all patent reexaminations, patent reissues, patent renewals, patent extensions, provisional patents, continuations and partial continuations thereof; (ii) all trademarks, trade names, service marks, service names, certification marks, marks, logos, social media handles, domain names, as well as the traffic associated with it; (iii) all data rights, integrated circuit topographies and protected plant varieties; iv) all industrial designs and CAD (computer-aided design) drawings and all works protected by copyright, including software, documentation, drawings, diagrams, specifications or registers; v) all inventions (patentable or not) and vi) all proprietary and confidential commercial and technical information, including technical data, trade secrets, ideas, formulas, algorithms, methods, techniques, processes, research and development and technological know-how, databases, data compilations and collections and technical data; and, in the case of each of clauses (i) to (v) inclusive, whether or not such rights are registered and, in the case of each of clauses (i) to (vi) exclusively, all registrations, applications, registrations , common law rights, regardless of their appellation, throughout the world and in all media now known and all rights to sue at law or in equity for infringement or other prior infringement of any of the foregoing intellectual property, including the right to receive any proceeds of sale or license, any damages in connection therewith, if any, under applicable laws;

ss)	“Regulation 45-106” means Regulation 45-106 respecting Prospectus Exemptions (Quebec) or National Instrument 45-106 respecting Prospectus Exemptions;

tt)	“Regulation D” means Regulation D of the 1933 Act;

uu)	“Regulation S” means Regulation S of the 1933 Act;

(vv)	“ Commercial penalty» has the meaning given to it in paragraph6.1dd);

ww)	“ DRY» means the United States Securities and Exchange Commission;

xx)	“ Company» means the Company, including any company that could replace it;

yy)	“Terms Summary” means the terms summary that the Agent has provided to potential subscribers of the Securities, a copy of which is presented in the ANNEX A;

zz)	“Subscriber” means the person who purchases the Securities, whose name appears on the first signature page hereof and who has signed this Agreement or, if the person whose name appears on the first signature page hereof has signed this Agreement as agent on behalf of a Designated Principal and is not a trust company or portfolio manager deemed to purchase the Securities for its own account under Regulation 45-106, the person who is the designated Principal of the Securities subscribed indicated in the signature pages hereof;

aaa)	“ Securities» means, collectively, the Preferred Shares, the Warrants and the Shares underlying the Warrants;

bbb)	“ Boisbriand factory” designates the production plant of the Company located at 730 Boulevard du Curé-Boivin, Boisbriand, Québec, Canada, V7G 2A7;

ccc)	“ Securities subscribed” has the meaning given to it on page 3 of this Agreement.

7

1.2	Gender and number

The singular includes the plural, and vice versa, the masculine includes the feminine, and vice versa, and the term “persons” includes natural and legal persons.

1.3	Cash

Unless otherwise indicated, all amounts in this Agreement, including the symbol “$”, are expressed in U.S. dollars.

1.4	Subdivisions and titles

The division of this Agreement into articles, paragraphs, annexes and other subdivisions and the insertion of headings are intended solely for convenience of reference and have no impact on its interpretation. The headings appearing in this Agreement are not intended to fully or precisely describe the text to which they relate. Unless the subject or context requires a different interpretation, references to an article, paragraph, paragraph or annex refer to the article, paragraph, paragraph or in the applicable annex to this Agreement.

ARTICLE 2 – ANNEXES

2.1	Description of the annexes

The following schedules are attached to this Agreement, are incorporated herein by reference and are deemed to be an integral part thereof:

ANNEX A	SUMMARY OF TERMS AND CONDITIONS
APPENDIX B	CANADIAN QUALIFIED INVESTOR CERTIFICATE
APPENDIX C	CONTACT DETAILS OF THE COMMISSIONS OF THE VALUES FURNITURE CANADIAN
APPENDIX D	MODEL AGREEMENT FOR GRANTING REGISTRATION RIGHTS

ARTICLE 3 – SUBSCRIPTION AND PLACEMENT

3.1	Subscription of Securities

The Subscriber hereby confirms that it subscribes and offers to purchase Transferable Securities subscribed to the Company, in accordance with the terms set out in this Agreement and subject thereto, in consideration of the aggregate Subscription Price which is payable from the manner described in ARTICLE 4hereof. The Subscriber acknowledges (on its own behalf and, where applicable, on behalf of any designated Principal) that, upon acceptance of this Agreement by the Company, it will constitute an enforceable obligation of the Subscriber (including, if applicable, of any designated Principal), subject to the terms set out herein.

3.2	Acceptance and rejection of the subscription by the Company

The Subscriber acknowledges and agrees that the Company reserves the right, in its sole discretion, to reject the subscription for the subscribed Securities which are the subject hereof, in whole or in part, at any time before the Time of the fence. If this subscription is rejected in full, checks or other forms of payment of the aggregate Subscription Price which have been given to the Agent will be returned promptly to the Subscriber, without interest, deduction or penalty. If this subscription is accepted in part only, a check representing the reimbursement of the overall Subscription Price corresponding to the part which has not been accepted will be immediately given to the Subscriber, without interest, deduction or penalty.

3.3	Use of the Global Subscription Price

The Company undertakes that the Global Subscription Price will be used exclusively to cover (a) the development of batteries and chargers linked to the Project, (b) the development of rotomoulded products linked to the Project, (c) the working capital of the Company related to the Project; (d) salaries and recruitment related to the Project; and (e) operational costs related to the Project. Without limiting the generality of the foregoing, the aggregate Subscription Price shall not be used to prepay a debt, pay dividends, repurchase securities, make expenses or carry out projects outside the Normal Course of Business.

8

ARTICLE 4 – CLOSURE

4.1	Fence

The delivery and sale of the Securities subscribed for and payment of the aggregate Subscription Price will be effected (the “Closing”) at the offices of the Company's legal advisors on January 17, 2024 at 8:00 a.m. (Eastern Time) (the “Closing Time”), or such other location or date or time as the Company and the Agent may mutually agree to (the “Closing Date”). If, at the latest at the Closing Time, the terms of this Agreement and the Agency Agreement have been fulfilled to the satisfaction of the Agent and the Company or have been waived on the part of any of them, the Agent will deliver to the Company all completed Subscription Agreements and payment of the Aggregate Subscription Price for all Securities sold under the Agreement. placement upon delivery of a share certificate or book entry statement to the transfer agent of the Company representing the Preferred Shares (the “Share Certificate”) and the Warrant Certificates. subscription representing the Warrants, which together constitute the Securities subscribed for, as the Agent and the Company may agree, as well as all other documents which may be required under the terms of this Agreement and the Placement Agreement for account.

If, before the Closing Time, the terms of this Agreement (except for proof of issue of the Securities subscribed as the Agent and the Company may agree) and the Agency Agreement have not been fulfilled to the satisfaction of the Agent or the Company, or have not been waived by the relevant party (provided that such waiver does not affect prejudice to the rights of the Subscriber), the Agent, the Company and the Subscriber will have no other obligation under this Agreement.

It is intended that the Preferred Shares will be issued in the form of Share Certificates and that the Warrants will be issued in the form of Warrant Certificates, in either case registered in the name of the Subscriber.

4.2	Closing Conditions

The Subscriber acknowledges and agrees that the Company expects that the following additional conditions will be satisfied before the Closing Time:

a)	the Subscriber must have paid the overall Subscription Price in the manner which may have been accepted by the Agent upon delivery of the Subscribed Securities;

b)	no later than January 16, 2024, the Subscriber must have duly completed and signed this Agreement (including all applicable annexes) and sent it to the following address:

iA Capital Markets, division of iA Private Wealth Management Inc. 26
Wellington Street East, suite 700
Toronto, Ontario M5E 1S2 Canada
Attention: Laura Cristello
Email address :ECMCanada@iacapitalmarkets.ca

c)	no later than the Closing Date, the Subscriber must have duly completed, signed and submitted an agreement granting registration rights established according to the model presented in the APPENDIX D;

d)	the Subscriber must have executed and delivered to the Company, upon reasonable request by the Company, all other documents that the Securities Laws may require the Company to deliver on behalf of the Subscriber;

e)	the Company must have obtained all necessary approvals and consents, including regulatory approval of the Offering;

9

f)	the Company must have accepted the Subscriber's subscription, in whole or in part;

g)	the representations which the Subscriber has made and the warranties which it has given herein shall be true and accurate at the Closing Time as if they had been made or given at the Closing Time;

h)	all covenants set out in this Agreement which the Subscriber (including, where applicable, each named Principal) must fulfill on or before the Closing Time shall have been fulfilled in all material respects;

i)	the issue and sale of the Transferable Securities must have been exempted from the registration and prospectus requirements provided for by the Securities Laws applicable in the context of the sale of the Transferable Securities or the Company must have obtained the orders , consents or approvals which may be required to enable it to effect such sale without having to file a prospectus or deliver an offering memorandum (provided that the Company is required to file with the SEC a registration statement under the 1933 Act with respect to resales of Preferred Stock (and Common Stock resulting from the conversion of Preferred Stock) and Stock underlying the Warrants, as set forth in the Grant Agreement registration fees);

j)	the closing conditions set out in the Agency Agreement must have been satisfied or waived by the relevant party;

k)	the Company must have filed with Nasdaq an application for registration of the Common Shares resulting from the conversion of the Preferred Shares and the Shares underlying the Warrants.

The Company acknowledges and agrees that the Subscriber's obligation to purchase the subscribed Securities is subject, among other things, to the following conditions:

l)	no later than the Closing Date, the Company must have duly completed, signed and submitted an agreement granting registration rights established according to the model presented in APPENDIX D;

a)	the representations the Company has made and the warranties it has given in this Agreement and the Agency Agreement or in the documents incorporated by reference herein shall be true and correct at the time they were made or given and on the Closing Date and have the same effect as if they had been made or given on the Closing Date;

b)	all covenants and conditions set forth in this Agreement, the Agency Agreement or the documents incorporated by reference therein to be fulfilled by the Company on or before the Closing Date shall have been fulfilled in all respects material to the satisfaction of the Subscriber, acting reasonably;

c)	the closing conditions set out in the Agency Agreement in favor of the Agent and the Subscriber must have been satisfied; And

d)	the Subscriber must have obtained copies of the notices indicated in the Agency Agreement, which must be addressed to him.

ARTICLE 5 – DECLARATIONS, GUARANTEES AND COMMITMENTS OF THE COMPANY

5.1	Representations, Warranties and Commitments of the Company

The Subscriber will benefit from the declarations that the Company will make to the Agent, the guarantees that it will give him and the commitments that it will make towards him in the Placement Agreement that the Company intends to conclude before the Time of the closing, to the extent that the Agent does not modify these representations, warranties and commitments or does not waive their application and on the condition that no modification or waiver prejudices the rights of the Subscriber. These representations, warranties and covenants will form an integral part of this Agreement, will remain in effect after the Closing and will continue to have full force and effect as of benefit of the Subscriber in accordance with the Agency Investment Agreement. The Company acknowledges that, in making the decision to invest in the Company, the Subscriber is relying on this Agreement, the representations that the Company will make, the guarantees it will give or the commitments it will make in the Investment Agreement to account and information about the Company that has been filed by it on SEDAR+, atwww.sedarplus.ca, and with the SEC, atwww.sec.gov.

10

ARTICLE 6 – ACKNOWLEDGMENTS, DECLARATIONS, GUARANTEES AND COMMITMENTS OF THE SUBSCRIBER

6.1	Representations, warranties and commitments of the Subscriber

By signing this Agreement, the Subscriber, on its own behalf, makes the following representations, warranties, undertakings and acknowledgments in favor of the Company (and acknowledges that the Company, the Agent, the American Brokers affiliates and their respective legal advisors rely on it):

Authorization and effect

a)	if the Subscriber is a natural person, he has reached the age of majority in the territory where this Contract is signed and has the legal capacity required to sign and deliver this Contract, to be bound by it, to fulfill the obligations and the commitments it has entered into hereunder and take all measures it must take hereunder;

b)	if the Subscriber is not a natural person, he has the powers and legal capacity required to sign and deliver this Contract, to be bound by it, to fulfill the obligations and commitments he has entered into hereunder and take all actions which it is required to take hereunder, it has obtained all approvals of its directors, partners, shareholders, trustees or other persons which are necessary for these purposes and the person who signs this Agreement is duly authorized to do so;

c)	if the Subscriber is a corporation, it has been validly constituted and exists under the laws of its territory of incorporation;

d)	if the Subscriber is acting as principal, this Agreement has been duly and validly authorized, executed and delivered by the Subscriber and, once accepted by the Company, it will constitute a legal and valid obligation which is enforceable against it in accordance with the terms hereof (subject to bankruptcy and insolvency laws and other laws which restrict the enforceability of creditors' rights and provided that equitable relief may be granted only in the discretion of a court of competent jurisdiction);

e)	if the Subscriber is acting as an agent or trustee (including, for greater certainty, a portfolio manager or comparable advisor) of a principal, it is duly authorized to execute and deliver this Agreement and all other documents necessary in connection with the subscription on behalf of this principal, each of them subscribing for his own account and not for the account of another person, and this Agreement has been duly and validly authorized, signed and delivered by such principal, or on its behalf, and, when accepted by the Company, it will constitute a legal and valid obligation which is enforceable against it in accordance with the terms hereof (subject to the laws of bankruptcy and insolvency and the other laws which restrict the enforceability of creditors and provided that equitable relief may be granted only in the discretion of a court of competent jurisdiction);

f)	the signing and delivery of this Agreement, the execution of its terms and compliance therewith, the subscription of the Securities subscribed (and the subsequent exercise of the Subscription Warrants, if applicable) and the completion of the planned transactions hereby will not result in any material breach of any term or provision of the instruments of incorporation of the Subscriber (if the Subscriber is not an individual) or the Canadian Securities Laws, will not conflict with such term or provision in any material respect, nor shall constitute a material default under any such term or provision, nor create a state of affairs which, after giving notice or the passage of time, or both, would constitute a material default under any such term or provision;

11

g)	the Subscriber is not a person who has been created or is used by any person for the sole purpose of purchasing or holding securities in order to comply with the prospectus and registration requirements of the Securities Laws applicable or to take advantage of an exemption from these obligations and, except for what the Company may disclose in writing, the Subscriber does not act jointly or in concert with another natural or legal person in order to acquire securities of the Company;

Residence

h)	the Subscriber resides or, if he is not a natural person, has his registered office, in the territory indicated in the “Subscription and Subscriber Information” section of this Agreement and this address has not been created or is not used for the sole purpose of acquiring the subscribed Securities. The purchase of the Transferable Securities subscribed by the Subscriber, and the sale of the Transferable Securities subscribed to the Subscriber, as well as the actions, solicitations or negotiations aimed directly or indirectly at such purchases or sales being carried out, have taken place only in the jurisdiction in question and the Subscriber intends that the Securities Laws of that jurisdiction govern such purchases or sales;

All Subscribers

i)	the Subscriber is eligible to purchase the Securities subscribed for under an exemption from the prospectus preparation and registration requirements of the applicable Securities Laws;

j)	the Subscriber (i) is neither an Insider of the Company nor a Registered Person or (ii) has represented to the Company that he is an Insider or a Registered Person (as applicable) on page3hereof;

k)	the Subscriber does not purchase the Subscribed Securities with a view to reselling, placing or otherwise disposing of them in violation of applicable Securities Laws;

l)	unless the Subscriber is acting as agent or trustee under paragraph6.1e)above or has completed the “Information on the Designated Principal” field in the section

“Subscription and Subscriber Information”, the Subscriber (as designated in the “Subscriber Name” field of this section) purchases the Subscribed Securities for his own account and not for the benefit of any other person;

m)	if an incomplete copy of this Agreement is delivered to the Company, the Company and its advisors shall have the right to presume that the Subscriber accepts the entire terms set forth on the undelivered pages, without modification, and agrees to be bound by these terms;

Canadian underwriters

n)	if the Subscriber is a resident of Canada and is subject to the applicable securities laws of a province or territory of Canada, he is an accredited investor, as defined in subsection 73.3(1) of the Act or Regulation 45-106, as applicable, and has completed and signed the Canadian Qualified Investor Certificate using the form presented in APPENDIX B attached (as well as the APPENDIX 1 of ANNEX B, if applicable) and submitted it to the Company, which certificate indicates that the Subscriber belongs to one of the categories of persons eligible for exemption from the obligations to prepare a prospectus of the Laws on applicable Canadian securities, as described therein, and it confirms the truth and accuracy of the representations made, the guarantees given and the commitments made in this certificate as of the date of this Agreement and at the Closing Time;

12

Non-US subscribers

o)	The Subscriber acknowledges and agrees to the following:

(i)	the Securities subscribed for have not been placed with the Subscriber while the latter was in the United States, and the natural person who gives the order to purchase the Securities subscribed for and who executes and delivers this Agreement for the account or benefit of the Subscriber was not located in the United States at the time the order was given or at the time this Agreement was executed and delivered;

(ii)	the Subscriber is not located in the United States, is not a United States Person and is not purchasing the Subscribed Securities for the account or benefit of a person located in the United States or a United States Person;

(iii)	the Subscriber does not purchase the Securities subscribed as a result of market preparation efforts (within the meaning given to the term “directed selling efforts” in rule 902(c) of Regulation S, including the fact of disseminating to the States - United States or to make available press releases relating to the proposed Offering) made in the United States by the Company, an underwriter, any of the members of their respective groups or a person acting for the account of any of these persons;

(iv)	the current structure of this transaction and all transactions and activities contemplated herein does not constitute a scheme designed to evade the registration requirements of the 1933 Act or applicable state securities laws;

(v)	the Subscriber does not intend to distribute, directly or indirectly, any Securities whatsoever in the United States, or with or for the account or benefit of American Persons, unless it does so in compliance with the Law of 1933 and applicable state securities laws;

(vi)	the Securities have not been registered under the 1933 Act or any US state securities law and may not be offered, sold or transferred , transfer, pledge, charge or other disposition, unless the transaction is exempt from the registration requirements of the 1933 Act and the securities laws securities of the applicable states, or that it is not subject to them;

(vii)	during the period of 40 calendar days following the later of the two following dates to occur, being A) the date on which the Securities were initially distributed to persons other than Distributors in reliance on Regulation S and B) the Date of Closing (such 40 calendar day period being referred to as the “Offering Compliance Period”), a placement or sale of the Securities in the United States or to a U.S. Person may violate the registration requirements of the 1933 Act ;

(viii)	the Subscriber is neither an underwriter of the common shares of the Company nor a dealer in such shares, and does not participate, whether under contract or otherwise, in the distribution of the Securities;

(ix)	the Subscriber A) is not located in the United States or is a United States Person and acquires the Securities in the context of an offshore transaction (within the meaning given to the term “offshore transaction” in Regulation S) in under Regulation S, for its own account and not for the purpose of reselling or distributing them in violation of U.S. federal or state securities laws, any investor on whose behalf he has purchased Securities, not to place, sell or otherwise transfer them during the Placement Compliance Period except (x) to or from the Company, (y) to or with persons who are not US Persons and who are located outside the United States in accordance with Regulation S, or (z) in reliance on another applicable exemption or exemption from the registration requirements of the 1933 Act and C) undertakes, during this period, to give each person to whom the Securities are transferred a notice informing them of the substance of this provision;

13

Risks inherent to private placement

p)	the Subscriber acknowledges the following:

(i)	no regulatory body or any securities commission, governmental authority, stock exchange or similar authority has expressed an opinion on the quality of the Subscribed Securities, the Preferred Shares (or the Common Shares resulting from the conversion of the Preferred Shares) or the Warrants of the Securities subscribed for (or the Shares underlying the Warrants) nor has it made any recommendation or given any approval whatsoever in relation to the Securities;

(ii)	no government or other insurance covers the Securities subscribed;

(iii)	although the purchase of the Subscribed Securities involves considerable risks, the Subscriber understands these risks and can tolerate them;

(iv)	the extent to which the Subscriber may resell the subscribed Securities (including the Shares underlying the Warrants and the Ordinary Shares resulting from the conversion of the Preferred Shares) is subject to restrictions and it is the Subscriber's responsibility to inquire about these restrictions and to comply with them before selling the securities in question;

(v)	the Subscriber was recommended to consult its legal advisors regarding the signing, delivery and execution of this Agreement and the transactions contemplated therein, including transactions in the Preferred Shares, the Common Shares resulting from the conversion of the Preferred Shares, the Warrants and the Shares underlying the Warrants, as well as with respect to the holding periods imposed by the applicable securities Laws of the jurisdiction of residence of the Subscriber and other Laws of applicable securities, and the Subscriber acknowledges that neither the Company, the Agent nor the affiliated U.S. Dealers have made any representation regarding the applicable holding periods imposed by the applicable Securities Laws or with respect to other resale restrictions applicable to these securities which limit the extent to which the Subscriber (or other persons on whose behalf it contracts hereunder) may resell these securities, whether it is its sole responsibility (or other persons on whose behalf he contracts hereunder) to inquire about these restrictions, which is his sole responsibility (and neither the Company, nor the Agent, nor the affiliated American Brokers have any responsibility except whether in this regard) to comply with applicable resale restrictions imposed by applicable Securities Laws, and that he (or other persons on whose behalf he contracts hereunder) knows that he does not may resell these securities only in compliance with certain limited exemptions from the obligations provided for by the applicable Securities Laws;

(vi)	the Company has informed the Subscriber that it is availing itself of an exemption from the obligations to provide the Subscriber with a prospectus or a registration statement and to sell the Subscribed Securities through a registered person for the purposes of the sale of the Subscriber. securities under the applicable Securities Laws and that, as a result of the acquisition of the Securities subscribed for in reliance on these exemptions, the Subscriber may not be able to avail himself of certain of the rights, protections and remedies provided by applicable Securities Laws, including the right to seek rescission or damages.

Absence of prospectus or information

q)	the Subscriber understands that the Securities subscribed to are placed in the context of a private placement only and that their sale is therefore subject to the condition that this sale is exempt from the obligation to file a prospectus or a registration statement and obtain this document certified or deliver an offering memorandum, and the Company has not filed any prospectus or registration statement with any securities commission or similar regulatory body in any jurisdiction whether in the context of the issue of the subscribed Securities.

14

As a result of the acquisition of the Transferable Securities subscribed on the basis of these exemptions, the Subscriber acknowledges and confirms the following:

(i)	the Subscriber may not be able to avail himself of some of the rights, protections and remedies that he would normally have under the Securities Laws, including the right to seek rescission or damages in the event of false information or misleading;

(ii)	the Subscriber may not receive information to which it would normally be entitled under the Securities Laws or which should be included in a prospectus or registration statement prepared in accordance with the applicable Securities Laws;

(iii)	the Company is released from certain obligations that would normally apply under the Securities Laws;

(iv)	investors may not have adequate remedies at common law if they suffer investment losses after acquiring Securities subscribed for in a private placement;

r)	the Subscriber has not received any prospectus, registration statement or offering memorandum, within the meaning of the Securities Laws, nor any advertising or commercial document in connection with the Placement, nor any document intended to describe the company and the activities of the Company which would have been drawn up for the benefit of potential purchasers in order to help them make the decision whether or not to invest in the Securities subscribed, and none of these documents was provided to it, and it has not based its decision to subscribe for the Securities subscribed to on any verbal or written declaration whatsoever which may have been made concerning any fact whatsoever by the Company and its directors, officers, employees, agent and representatives, or on their behalf, and has not relied on any such representation except as described in this Agreement and its annexes. The Subscriber has based his decision to subscribe for the subscribed Securities solely on this Agreement and its annexes as well as on information about the Company which is in the public domain (i.e. information that the Subscriber has obtained without independent investigation);

s)	the Subscriber understands that the Company has given the Agent the mandate to place the Subscribed Securities in a private placement constituting a commercially reasonable placement and that neither the legal advisors of the Company nor those of the Agent assumes no responsibility of any nature whatsoever for the accuracy or adequacy of information concerning the Company which is in the public domain, and that the Agent, the affiliated American Brokers and their representatives assume no responsibility as to the information that the Company could give or the declarations that it could make to the Subscriber about itself or about the transaction provided for in this Contract;

t)	neither the legal advisors of the Company nor those of the Agent assume any responsibility whatsoever for the accuracy or adequacy of information concerning the Company which is in the public domain or for the fact that all information and disclosure documents relating to the Company that it must communicate or file under the Securities Acts have in fact been communicated or filed;

u)	the Subscriber does not purchase the subscribed Securities while he has material information about the Company which has not been communicated to the general public;

Adequacy of investment

v)	the Subscriber confirms the following:

(i)	his knowledge of financial and commercial affairs and his experience in this field enable him to be able to assess the merits of his investment in the Securities subscribed and the risks that this investment entails, including the possibility of losing the entire investment;

15

(ii)	he is able to evaluate the proposed investment in the Securities subscribed based on his own experience or on the advice he has obtained from a person registered under the applicable Securities Laws;

(iii)	he knows the characteristics of the Securities subscribed to and the risks inherent in an investment in them;

(iv)	he may assume the risk of losing his investment in the Securities subscribed to.

No declaration

w)	the Subscriber confirms that neither the Company, nor the Agent nor the affiliated American Brokers, nor any of their respective directors, employees, officers, representatives, agents or members of the group, have made to him any representation (written or verbal) that it is about the following:

(i)	the future price or value of the Preferred Shares (or the Ordinary Shares resulting from the conversion of the Preferred Shares) or the Warrants comprising the Securities subscribed for (or the Shares underlying the Warrants);

(ii)	whether any person will resell or repurchase the Preferred Shares (or the Common Shares resulting from the conversion of the Preferred Shares) and the Warrants (or the Shares underlying the Warrants);

(iii)	the fact that a person will reimburse the Subscription Price of the Securities subscribed.

Restrictions relating to the resale of Securities and the exercise of Warrants

x)	the Subscriber understands that it may not be able to resell the Preferred Shares (or the Common Shares resulting from the conversion of the Preferred Shares) and the Warrants (and the Shares underlying the Warrants), except in complying with certain exemptions which it may avail itself of under the applicable Securities Laws, and that it is its sole responsibility to ensure that it complies with the applicable resale restrictions (it being understood that neither the Company nor the Distributor nor the Affiliated U.S. Brokers assume any liability whatsoever in this regard). The Subscriber must comply with all applicable Securities Laws with respect to the subscription, purchase, holding and resale of the Preferred Shares (or the Common Shares resulting from the conversion of the Preferred Shares ) and the Warrants (and the Shares underlying the Warrants) and shall not resell any of these securities unless it does so in compliance with the provisions of the applicable Securities Laws;

y)	the Subscriber acknowledges that the Preferred Shares (or the Common Shares resulting from the conversion of the Preferred Shares) and the Warrants (and the Shares underlying the Warrants) may be transferred or assigned only in accordance with applicable laws ( including applicable Securities Laws) and are subject to resale restrictions imposed by the Securities Laws of the jurisdiction in which it resides or other applicable Securities Laws; the Subscriber undertakes not to resell these securities, unless he does so in compliance with these laws, and acknowledges that it is his sole responsibility to ensure compliance with them (it being understood that neither the Company, neither the Agent nor the affiliated American Brokers assume any responsibility whatsoever in this regard);

z)	upon the initial issuance of any of the Securities and until no longer required by the applicable provisions of the 1933 Act or applicable state securities laws or by the Registration Rights Agreement, the certificates (including the Share Certificates) representing such Securities, together with all certificates (including the Share Certificates) issued in exchange for or in replacement thereof , must bear the following mention:

“THE SECURITIES WHICH ARE THE SUBJECT OF THIS PRESENTATION [AND THE SECURITIES WHICH MAY BE ISSUED AT THE TIME OF THE EXERCISE THEREOF] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OF THE UNITED STATES, AS VERSION THEREFOR MODIFIED, IF APPLICABLE

16

(THE “1933 ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. SUCH SECURITIES MAY NOT BE PLACED, SOLD, PLEDGE OR OTHERWISE TRANSFERRED, EXCEPT (1) IF THE TRANSACTION IS IN COMPLIANCE WITH REGULATION S OF THE ACT OF 1933, (2) IF SUCH SECURITIES ARE REGISTERED UNDER THE ACT OF 1933 OR (3) IF AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT HAS BEEN OBTAINED AND, IN EACH CASE, IF THE TRANSACTION IS IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, AFTER THE SELLER HAS SUBMISSIONED TO THE COMPANY THE OPINION OF RECOGNIZED LEGAL ADVISORS OR OTHER CERTIFICATION OF RELIEF OBTAINED, THE FORM AND SUBSTANCE OF WHICH ARE DEEMED REASONABLY SATISFACTORY BY THE COMPANY. »

aa)	the Subscriber acknowledges and agrees that the Warrants may not be exercised by a United States Person or a person located in the United States, nor on behalf of such a person, unless the latter can rely on an exemption from the registration requirements of the 1933 Act and the securities laws of all applicable states;

bb)	the Subscriber acknowledges and agrees that upon the initial issuance of the Warrants and until no longer required by the applicable provisions of the 1933 Act or applicable state securities laws, the certificates representing the Warrants, as well as the certificates issued in exchange or replacement thereof, must bear the following mention:

“THE SECURITIES WHICH ARE THE SUBJECT OF THIS PRESENT AND THE SECURITIES WHICH MAY BE ISSUED AT THE TIME THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 OF THE UNITED STATES, IN AS AMENDED TO IT, IF ANY, (THE “1933 ACT”), OR TO THE SECURITIES LAWS OF ANY U.S. STATE. THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES, EITHER BY ANY AMERICAN PERSON OR PERSON IN THE UNITED STATES, NOR FOR THEIR BEHALF OR FOR THE BENEFIT OF SUCH PERSON, UNLESS THESE SECURITIES AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS OR ELIGIBLE FOR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS. TERMS “UNITED STATES” AND “AMERICAN PERSON” HAVE THE MEANINGS GIVEN TO THE TERMS “UNITED STATES” AND “US PERSON” IN REGULATIONS MADE UNDER THE 1933 ACT.”;

cc)	the extent to which the Subscriber may resell the Preferred Shares (or the Common Shares resulting from the conversion of the Preferred Shares) and the Warrants (and the Shares underlying the Warrants) is subject to restrictions and it is the responsibility of the Subscriber to inquire about these restrictions and comply with them before selling these securities; these securities cannot be resold under Canadian Securities Laws until the expiration of the “hold” or “restriction” to which they are subject, unless they are sold in reliance on an exemption from the obligations provided for by the Securities Acts. The Share Certificates evidencing the Preferred Shares (and the Share Certificates evidencing the Ordinary Shares resulting from the conversion of the Preferred Shares) and the Warrant Certificates representing the Warrants (and the Share Certificates evidencing the Shares underlying the Warrants) (as well as Share Certificates or Replacement Warrant Certificates, if any, issued before the expiration of the applicable holding periods), or any other registration in account (as the case may be), which it receives must bear a notice stating these resale restrictions and neither the Company nor any of its transfer agents may record transfers of these securities which are not made in accordance with these resale restrictions. For purposes of compliance with applicable Securities Laws and Regulation 45-102 respecting Resale of Securities, the Subscriber understands and acknowledges that the Share Certificates evidencing the Preferred Shares (and the Share Certificates evidencing the Common Shares arising from the conversion of the Preferred Shares) and the Warrant Certificates representing the Warrants (and the Share Certificates evidencing the Shares underlying the Warrants) (as well as the Share Certificates or Certificates replacement warrants, if applicable, issued before the expiration of the applicable holding periods), or any other account entry (as the case may be), that it receives must bear a note stating these resale restrictions, established substantially as follows (and the necessary information having been inserted therein), and neither the Company nor any of its transfer agents may record transfers of these securities which are not made in accordance with these resale restrictions:

17

“UNLESS OTHERWISE PROVIDED BY SECURITIES LEGISLATION,
THE HOLDER OF THE SECURITY MUST KEEP IT UNTIL [DATE
FALLING 4 MONTHS PLUS ONE DAY AFTER THE CLOSING DATE]. »

No proceeds of crime

dd)	the funds constituting the Aggregate Subscription Price which will be advanced by the Subscriber hereunder do not constitute proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), in as amended, if applicable (the “Canadian Terrorist Financing Act”) and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (United States), as amended, where applicable (the “U.S. Counterterrorism Act”) and Subscriber acknowledges that the Company may, in the future, be required by such laws to disclose, on a confidential basis, Subscriber's name and other information relating to this Contract and the subscription that the latter makes under the terms hereof. To the best of its knowledge, (i) no part of the funds constituting the Subscription Price to be paid by the Subscriber A) has come or will come from activities which are deemed to be criminal under the laws of Canada, the United States, an International Territory or another territory or B) is filed on behalf of a person whose identity the Subscriber does not know and (ii) the Subscriber must inform the Company without delay if he discovers that any of these statements ceases to be true and provide him with appropriate information in this regard;

ee)	The Subscriber is not a natural or legal person referred to in any regulation made under (i) the United Nations Act, including the Regulations Implementing the United Nations Resolutions on the Fight against Terrorism , the Regulations Implementing the United Nations Resolutions on the Taliban, ISIL (Daesh) and Al-Qaeda, the Regulations Implementing the United Nations Resolutions on the Democratic People's Republic of Korea, the Regulations Implementing the Resolutions of United Nations on Iran, the Regulations Implementing the United Nations Resolution on Eritrea, the Regulations Implementing the United Nations Resolution on Lebanon, the Regulations Implementing the United Nations Resolutions and special economic measures targeting Libya, the Regulations Implementing the United Nations Resolutions on Somalia, the Regulations Implementing the United Nations Resolutions on Côte d'Ivoire, the Regulations Implementing the United Nations Resolutions on Democratic Republic of the Congo, the Regulations Implementing the United Nations Resolutions on Liberia, the Regulations Implementing the United Nations Resolutions on Iraq, the Regulations Implementing the United Nations Resolutions on the Central African Republic and the Regulations Implementing the United Nations Resolutions on Sudan, (ii) the Special Economic Measures Act, including the Zimbabwe Special Economic Measures Regulations, the Burma Special Economic Measures Regulations, the Democratic People's Republic of Korea Special Economic Measures Regulations, Iran Special Economic Measures Regulations, Syria Special Economic Measures Regulations, Ukraine Special Economic Measures Regulations and Special Economic Measures Against Russia Regulations, (iii) the Freezing of Assets of Corrupt Foreign Officials Act or (iv) the Criminal Code (Canada), collectively the “Trade Sanctions”). The Subscriber acknowledges that the Company may, in the future, be required under Trade Sanctions or other applicable laws or regulations to disclose, on a confidential basis, the name and other information of the Subscriber relating to the acquisition shares placed hereunder.

No financial assistance

ff)	the Subscriber has not received and does not expect to receive from the Company, directly or indirectly, financial assistance with a view to purchasing the Securities subscribed and the Company has not taken into account the objectives, financial situation and particular needs of the Subscriber;

18

Future financing

gg)	the Subscriber acknowledges that the Company may undertake additional financing in the future in order to develop its planned activities and finance its ongoing expansion. It is not certain that such financing will be possible or that it will be possible on reasonable terms. Such future financing could have a dilutive effect on the security holders of the Company, including the Subscriber;

No advertising

hh)	the Subscriber is not aware of any advertising appearing in the paid and widely circulated written press or announced on radio or television or by any other means of telecommunications, nor of any other form of advertising (including those disseminated by electronic display or on the Internet, including the Company's website) or commercial documentation relating to the placement of the Securities subscribed, nor of any seminar or meeting whose participants have been invited by general solicitation or general advertising;

Costs

ii)	except the Agent and the affiliated American Brokers (and the members of their investment syndicates respective, and as the Company has otherwise agreed in the Summary of Terms), to the knowledge of the Subscriber, no person acting or purporting to act on behalf of the Subscriber in the context of the transactions provided for herein is entitled to brokerage fees or finder's fees;

Other documents

jj)	If required by the Securities Laws or a securities commission, stock exchange or other regulatory body, the Subscriber will execute, deliver and file reports, undertakings and other documents relating to the subscription and the issue the Preferred Shares (or the Ordinary Shares resulting from the conversion of the Preferred Shares) and the Warrants (and the Shares underlying the Warrants) and assist the Company in connection with any such filing;

Subscriber's Responsibility to Obtain Legal and Financial Advice

kk)	the Subscriber acknowledges that the fact of purchasing, holding and disposing of the Preferred Shares (or the Common Shares resulting from the conversion of the Preferred Shares) and the Warrants (and the Shares underlying the Warrants) could give rise to legal and tax consequences in any of the applicable jurisdictions and confirms that it is his sole responsibility to obtain legal, tax, investment and other professional advice in relation to signing, the delivery and execution of this Agreement and the transactions provided for herein, including with regard to the fact that these securities constitute an appropriate investment for him and with regard to the tax consequences of the purchase of the Securities subscribed to and the transactions thereon, as well as the resale restrictions and “holding periods” to which these securities are or may be subject under the Securities Acts. The Subscriber has not relied on any representation made by the Company or its legal advisors, or purportedly made on their behalf, in relation to these matters;

Absence of Person in Control

ll)	the Subscriber is not a Controlling Person of the Company and will not become such a person as a result of subscribing to the Securities subscribed hereunder and does not intend to act in concert with any other person whatsoever to form a group which would have control of the Company;

19

Personal information

mm)	the Subscriber acknowledges that he is required, under the terms of this Contract and the APPENDIX B attached, to provide certain personal information concerning him to the Company. The Company collects and uses this information for the purposes of completing the Offering, which includes establishing the eligibility of the Subscriber for the purposes of subscribing to the Securities subscribed for under the applicable Securities Laws, establishing and registering certificates, including Warrant Certificates or Share Certificates representing the Securities, or arranging for the delivery of the Securities, not evidenced by certificate, by electronic means, and filing documents required by a securities regulator or stock exchange. The Company may disclose such personal information (a) to securities regulators, commissions or stock exchanges, (b) to its registrar and transfer agent, (c) to an organization (including tax authority), a commission or other governmental authority and (d) any other party participating in the Offering, including the legal advisors of the Company and the Agent, and such information may be entered in the registers relating to the Placement. By signing this Agreement, the Subscriber consents to his personal information being collected, used and communicated in the manner described above;

nn)	the Subscriber acknowledges having been informed that if he resides in Canada or is otherwise subject to the securities laws of a province or territory of Canada, (i) the Company will deliver to the securities regulator securities relevant to certain personal information about him, including his full name, his residential address, his telephone number, his email address, the number of subscribed Transferable Securities that he has purchased, the total subscription price paid in consideration for the Securities subscribed, the exemption from the obligation to prepare a prospectus which he has availed himself of and the date of the placement of the Securities subscribed, (ii) this information is collected indirectly by the relevant securities regulator under powers conferred on it by the securities laws, (iii) such information is collected for the purposes of the administration and enforcement of the securities laws of the Canadian province or territory in question, and ( iv) the Subscriber may contact the officials listed in APPENDIX C regarding the indirect collection of this information by the securities regulator;

Resale Registration Statement

oo)	the Subscriber acknowledges that, in accordance with the Registration Rights Grant Agreement and subject to the precedence of the registration rights of the holders of Series A Convertible Preferred Stock (as provided for and detailed in the Registration Rights Agreement registration fees), the Company has agreed to use all necessary efforts to (i) file a resale registration statement in the United States with respect to the Common Shares resulting from the conversion of the Preferred Shares and the Shares under - underlying the Warrants which may be issued in connection with the Offering within 15 calendar days following the date of the closing of the Offering (the “Filing Date”) and (ii) causing the staff of the SEC to declare such valid registration statement with respect to such securities before the expiration of the holding period imposed by the Canadian Securities Laws (unless the staff of the SEC notifies the Company that it does not intend to review the registration statement, in which case it will be declared valid within 15 calendar days of such notice (the “Effective Date”). If this registration statement is not filed on or before the Filing Date, is not declared valid on or before the Effective Date, or is not valid for purposes of resale, according to its provisions, after having been declared valid by the staff of the SEC for a period exceeding 10 calendar days (a “Suspension”) and the Company cannot rely on rule 144 to resell the Common Shares resulting from the conversion of the Preferred Shares and the Shares underlying the Warrants without being subject to restrictions on the volume of sales or the method of sale, the Company will be subject to certain liquidated damages provisions pursuant to which it must pay to the Subscriber, with respect to these securities, an amount corresponding to 1% of the total amount invested by the latter for each period of 15 days which is subsequent to the Deposit Date, the Effective Date or the duration of the Suspension, but the total amount of these payments must in no case exceed 5% of the total amount invested by the Subscriber;

20

Legal advisors to the Company and the Agent

pp)	Dentons Canada ("Dentons") act solely as legal advisors to the Company and Fasken Martineau DuMoulin, SENCRL, SRL acts solely as legal advisor to the Agent and neither Dentons nor Fasken Martineau DuMoulin, SENCRL, SRL acts as legal advisors to the Subscriber nor assume any responsibility of any nature whatsoever for the accuracy or adequacy of the information provided to the Subscriber in connection with the Offering.

6.2	Reliance on representations, warranties, commitments and acknowledgments

The Subscriber acknowledges and agrees that it has made the representations, given warranties, undertakings and acknowledgments contained in this Agreement with the intention of enabling the Company, the Agent, the affiliated U.S. Brokers and their respective legal advisors to rely on it in order to establish the eligibility of the Subscriber (and, where applicable, the eligibility of the Designated Principal) to purchase the subscribed Securities. The Subscriber further agrees that by accepting the subscribed Securities, it represents and warrants that such representations, warranties, acknowledgments and undertakings are true at the Closing Time and have the same effect as if it had made, given, taken or formulated at the Closing Time.

ARTICLE 7 – CONTINUING EFFECT OF REPRESENTATIONS, WARRANTIES AND COMMITMENTS

7.1	Continuing Effect of Subscriber's Representations and Warranties

The representations, warranties and covenants of the Subscriber which are set forth in this Agreement shall continue to have effect and inure to the benefit of the Company for a period of one (1) year, the Agent and the Brokers American affiliates, notwithstanding any investigation which may be conducted by the Company, the Agent or the affiliated American Brokers, or on their behalf, in this regard and notwithstanding any subsequent alienation, by the Subscriber, of either of the Preferred Shares (or the Ordinary Shares resulting from the conversion of the Preferred Shares) or any of the Warrants (or any of the Shares underlying the Warrants).

ARTICLE 8 – POST-CLOSING COMMITMENTS OF THE COMPANY

8.1	Company Commitments

As long as the Subscriber or an IQ Entity holds Securities, the Company, unless it obtains the consent of the Subscriber, in its sole and absolute discretion, undertakes for itself and for each of its Subsidiaries to the following :

a)	maintain its head office, its principal establishment, the place where strategic decisions for the activities of the Company are made, as well as the majority of its operations, in the province of Quebec;

b)	remain a Canadian legal entity for business and tax purposes, including remaining a resident of Canada under the Income Tax Act (Canada);

c)	maintain control and ultimate ownership of all Intellectual Property, including any Intellectual Property registered in a territory other than Canada and any past, current and future Intellectual Property developed by the Group, including using its best efforts to ensure that each Person whose services are retained after the date of this Agreement by the Company or its Affiliates, either as an employee or consultant, and who will have access to, be responsible for or participate in the development of any Intellectual Property used, developed or marketed by the Company or its Subsidiaries, as the case may be, assigns in writing to the Company or a Subsidiary, as the case may be, all intellectual property rights of which it is the property and waives all non-transferable rights (including the rights moral) which relate to it;

d)	use its best efforts to carry out the Project in accordance with the budgetary forecasts and schedule indicated in the Letter of Intent;

21

e)	not use part or all of the Total Subscription Amount to prepay a debt, pay dividends, repurchase securities, make expenses or carry out projects outside the normal course of business of the Company;

f)	provide the Subscriber:

(i)	within 90 days following the end of any financial year, the audited annual consolidated financial statements of the Company, including a consolidated balance sheet of the Group, a statement of income and expenses, provisions and cash flows of the Company and its Subsidiaries, for this period, including a comparison with the previous period, all prepared in accordance with IFRS and according to the practices applied for the previous period, certified by the auditor and approved by the board of directors of the Company;

(ii)	within 30 days following the end of each quarter, unaudited quarterly financial statements, consolidated, if applicable, accompanied by a detailed report with comparison to the budget approved by the board of directors and explanations supporting the variations;

(iii)	before the end of each financial year of the Company, and immediately thereafter during any update thereof, its business plan, an operational dashboard, the Governance Report, an annual operating budget, of capital expenditures and research and development as well as a balance sheet, a report and a statement of projected cash flows, consolidated and non-consolidated, duly approved by the board of directors of the Company, including the statement of results, where applicable, for the coming financial year, all distributed monthly; And

g)	within 30 days following the Closing, implement procedures consistent with industry standards and best commercial practices regarding the conclusion of confidentiality agreements with its partners, employees, consultants, external collaborators and other advisors in order to protect Intellectual property.

8.2	Penalty

As long as the Subscriber beneficially owns or exercises control over at least 571,428 Common Shares (including Common Shares issuable upon conversion of convertible securities, including Common Shares resulting from the conversion of subscribed Shares and the underlying Shares to the Subscription Warrants), in the event of non-compliance by the Group with any of the commitments provided for in paragraphs8.1a)has8.1c)and, a fixed penalty equivalent to the amount of the overall Subscription Price may be imposed by the Subscriber. Payment of this penalty will be without prejudice to the rights and remedies of the Subscriber and will not affect the ownership of the Ordinary Shares already acquired under the terms of the Contract. Any penalty payable under this article is payable in cash on the expiration of five (5) days following receipt of written notice to this effect, and bears interest from said date at a rate of 7% interest, all calculated daily.

ARTICLE 9 – COMMISSION

9.1	Agent's Fee

The Subscriber understands that, in connection with the issue and sale of the Securities subscribed for in the Placing, the Agent will receive from the Company, at the Closing, a cash commission (the “Commission”) corresponding to 4.0% of the gross proceeds of the issue of the Securities subscribed. Except as set out in the Placement Agreement and this Agreement, no other fees or commissions are payable by the Company in connection with the completion of the Placement; provided, however, that the Company shall pay certain fees and expenses of the Agent (including the fees and expenses of the Agent's legal advisors), plus applicable taxes, incurred in connection with the Offering, in accordance with the Agent's Placement Agreement. account.

22

ARTICLE 10 – TERMINATION

10.1	Agent's Fee

The Subscriber may terminate this Agreement at any time before the Closing by written notice to the Company, without liability on the part of the Subscriber, in the following cases:

a)	one or other of the conditions precedent provided for in this Contract or in the Agency Agreement or in the documents incorporated therein by reference is not fulfilled in the manner and according to the terms that the Subscriber establishes, at its discretion. discretion, acting reasonably; Or

b)	the Agent would have the right to terminate the Agency Agreement pursuant to Article 9 thereof, whether or not the Agent exercises its right of termination.

ARTICLE 11 – GENERAL PROVISIONS

11.1	Other guarantees

Each party hereto, upon reasonable request of each other party hereto, whether before or after the Closing Time, agrees to perform, execute, acknowledge and deliver, or otherwise so that all other deeds, instruments, documents, assignments, transfers, deeds of transfer and guarantees that could reasonably be necessary to carry out the operations provided for herein are signed, acknowledged and delivered.

11.2	Most Favored Nation

The Company declares that the other subscription agreements entered into in connection with the Placing do not contain terms or conditions in favor of any other subscriber which are more favorable than the terms and conditions set forth in this Agreement, as amended from time to time. other, in favor of the Subscriber. The Company will not enter into any subscription agreement with one or more investors in connection with the Placing which contains terms or conditions in favor of other subscribers more favorable than the terms and conditions set forth in this Agreement, as amended from time to time. other, in favor of the Subscriber. In addition, the Company will not grant to any other subscriber any registration rights, board nomination rights, pre-emptive rights or similar rights relating to the governance of the Company. Without prejudice to any other remedy which the Investor may have following the violation of this paragraph11.2,if any such terms or conditions exist in any subscription agreement entered into with another subscriber, they shall be deemed incorporated into this Agreement in favor of the Subscriber, with appropriate modifications according to the context.

11.3	Notice

a)	Any notices, directions or other documents required or permitted to be given to either party hereto shall be in writing and shall be deemed to have been duly given if delivered in person or transmitted by email after performing a test transmission with the party in question, as follows:

(i)	in the case of the Company, at the following address:

Marine Vision Technologies inc.
730, boulevard du Curé-Boivin
Boisbriand (Quebec) J7G 2A7, Canada

To the attention of Kulwant Sandher, Head
offinances Email address: ks@v-mti.com

23

With a copy (which does not constitute notice) to the following address:

Dentons Canada SENCRL 1

Place Ville Marie, Suite 3900

Montreal, QC, H3B 4M7, Canada

To the attention of Charles Spector.

Email address :          charles.spector@dentons.com

(ii)	in the case of the Subscriber, at the address indicated on page2of this Agreement, with a copy (which does not constitute notice) to the following address:

Blake, Cassels & Graydon, SENCRL/srl 1,

Place Ville Marie, bureau 3000

Montreal (Quebec) H3B 4N8, Canada

To the attention of Pascal de Guise, partner

Email address :          pascal.deguise@blakes.com

With a copy to the Agent, at the following address:

iA Capital Markets, division of iA Private Wealth Management Inc. 26

Wellington Street East, suite 700

Toronto, Ontario M5E 1S2, Canada

To the attention of Laura Cristello

Email address :          ECMCanada@iacapitalmarkets.ca

And

Fasken Martineau DuMoulin, SENCRL, SRL 800,

rue du Square-Victoria, bureau 3500 Montréal

(Québec) H4Z 1E9, Canada

To the attention of Sébastien Bellefleur, partner

Email address:           sbellefleur@fasken.com

b)	Notices, instructions or other documents delivered in person shall be deemed to have been given and received on the day they are delivered, if that is a Business Day, and, otherwise, on the next Business Day. If transmitted by electronic mail, they will be deemed to have been given and received on the day of transmission if it is a Business Day, but if transmitted or received after normal business hours, they will be deemed to have been given and received on the next Business Day.

c)	The parties hereto may change their address for service by giving notice to that effect to each of the other parties hereto, in accordance with the provisions mentioned above.

11.4	Rigor of deadlines

The deadlines stipulated in this Agreement and in each of its parts are mandatory.

11.5	Costs

Whether or not the issue and subscription of the Securities is carried out as provided for in this Agreement, all costs relating to the issue, sale and delivery of the Securities, as well as all matters relating to the transaction described in this Agreement, are the responsibility of the Company, including, without limitation, the reasonable fees of the Subscriber's legal advisors.

24

11.6	Applicable laws

This Agreement must be interpreted and applied in accordance with the laws of the province of Quebec and the laws of Canada applicable therein and the rights of the parties are governed by these laws. Disputes which may arise from this Agreement, whether relating to its interpretation, execution or any other matter, fall under the non-exclusive jurisdiction of the courts of the province of Quebec and each of the parties hereto irrevocably acknowledges the jurisdiction of the courts of this province.

11.7	Entire Agreement

This Agreement, including its annexes, constitutes the entire agreement concluded between the parties hereto relating to the operations provided for therein and cancels and replaces all prior agreements, negotiations and discussions between the parties. There are no representations, warranties, terms, conditions or collateral understandings or undertakings, express or implied, between the parties hereto, except those expressly set forth in this Agreement or in any other contract or certificate, attestation, affidavit, statutory declaration or other document, as noted above. This Agreement may not be modified in any respect except by a written document signed by each of the parties hereto.

11.8	Copies

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and which together constitute one and the same Agreement. Copies may be delivered in their original form, in PDF format or by facsimile, and the parties accept signatures received in PDF format or by facsimile as if they were the original signature of the parties. If an incomplete copy of this Agreement is delivered to the Company, the Agent or an Affiliated U.S. Broker, the Company, the Agent, the Affiliated U.S. Brokers and their respective advisors will have the right to presume that the Subscriber accepts the entire terms and conditions set forth on the undelivered pages, without modification, and agrees to be bound by these terms.

11.9	Transfer

Neither party may assign this Agreement without the prior written consent of the other parties hereto.

11.10	Application

This Agreement shall be binding upon the parties hereto and their respective heirs, executors, administrators, successors (including successors following the merger or consolidation of either party) and permitted assigns and is carried out for the benefit of them.

THE REST OF THE PAGE IS LEFT INTENTIONALLY BLANK.

25

The Company hereby accepts the subscription of the Subscribed Securities, as described on page 2 of this Agreement, on the terms set out in this Agreement (including all applicable annexes) this 17th day of January 2024.

For TECHNOLOGIES MARINE VISION INC.,

/s/ Kulwant Sandher
Authorized signatory

26

ANNEX A SUMMARY
OF TERMS AND CONDITIONS

Private placement of preferred shares by way of placement for account

January 8, 2024

(Amounts are in U.S. dollars unless otherwise noted.)

This summary of terms (the “Summary of Terms”) summarizes the principal terms of the proposed offering of preferred shares of Technologies Marine Vision Inc. by way of private placement for account, in an amount of up to $3.0 million , from certain qualified subscribers. This Summary of Terms is presented for discussion purposes only and does not constitute an offer or agreement binding under law and is, in all respects, conditional and subject to the completion of satisfactory due diligence. as well as negotiating and signing final documents and receiving all required approvals from regulatory bodies.

Issuer :	Marine Vision Technologies Inc. (the “Company”).

Placement (the placement ") :	Number of Preferred Shares of up to 3,000 and (the “Preferred Shares”) and number of warrants to purchase ordinary shares of the Company (“Warrants”) of up to 2,857,142. Each Warrant will entitle one to subscribe for one (1) Common Share of the Company (a “Warrant Share”) at the exercise price of $1.05 per Warrant Share during the period of five (5) years following its date of issue.

Issue price:	US$1,000 per Preferred Share (the “Issue Price”).

Amount of investment:	Up to $3,000,000.

Type of investment:	The Transferable Securities will be marketed on an agency basis on commercially reasonable terms and sold in reliance on exemptions from prospectus or registration requirements to investors who (i) reside or are located in a Canadian province or territory, (ii) are located in the “United States” or are “US Persons” (as defined in Regulation S of the United States Securities Act of 1933, as amended, as applicable) and (iii) are located in a country other than Canada and the United States as the Company and the Agents may agree, acting reasonably, in each case in accordance with applicable laws, provided that the Company has no obligation to file a prospectus, registration statement or similar document in the jurisdiction in question and, in the case of point (iii), does not subsequently become subject to continuous disclosure obligations in the jurisdiction in question.

Use of the product:	The net proceeds from the Placement will be used exclusively to cover (a) the development of batteries and chargers related to the Project, (b) the development of rotomolded materials related to the Project, (c) the working capital of the Company related to the Project; (d) salaries and recruitment related to the Project; and (e) operational costs related to the Project. Without limiting the generality of the foregoing, the net proceeds from the Placement must not be used to prepay a debt, pay dividends, repurchase securities, make expenses or carry out projects outside the Normal Course of Business.

Agent:	iA Capital Markets will act as the exclusive agent in Canada (the “Agent”).

Commission :	Commission of 4.0% of the gross proceeds of the Offering payable in cash.

Listing on the stock exchange:	The Company's common stock is listed on Nasdaq under the symbol "VMAR".

HA

Holding period:	The securities issuable under this Offering (i) will be subject to a hold period of four months and one day under applicable Canadian securities laws (the “Canadian Hold Period”) and ( (ii) could be considered “restricted securities” under applicable United States federal and state securities laws and be subject to hold periods under such laws. The Company has undertaken to use all necessary efforts to (i) file a resale registration statement in the United States with respect to the Common Shares issuable in the Offering within 15 calendar days following the date of closing of the Offering (the "Filing Date") and (ii) causing the staff of the United States Securities and Exchange Commission (the "SEC") to declare this registration statement effective as of with respect to such securities before the expiration of the Canadian Hold Period (unless the staff of the SEC notifies the Company that it does not intend to review the registration statement, in which case it will be declared valid within 15 calendar days following this notice (the “Effective Date”). If this registration statement is not filed on or before the Filing Date, is not declared valid on or before the Effective Date, or is not valid for purposes of resale, according to its provisions, after having been declared valid by the staff of the SEC for a period exceeding 10 calendar days (a "Suspension") and the Company cannot rely on Rule 144 to resell the Common Shares without being subject to restrictions on the volume of sales or the method of sale, the Company will be subject to certain provisions providing for liquidated damages pursuant to which it will have to pay to the purchaser of the securities in question an amount corresponding to 1% of the amount total invested by the latter for each period of 15 days which is subsequent to the Deposit Date, the Effective Date or the duration of the Suspension, but the total amount of these payments must in no case exceed 5% of the total amount invested by the buyer.

Subscription warrants :	The Warrants may be exercised for cash or for cashless payment if the Shares underlying the Warrants are not the subject of a valid registration declaration. If the Warrants are exercised for cashless payment, the Shares subject to the Warrants issuable thereunder will be issued to the holder of the warrant in question without any restriction in the United States or Canada .

Investors qualified:	This Offering is being made only to (i) persons who are located in the United States or to US persons who are “accredited investors” (as defined in Rule 501(a) of Regulation D of the United States Securities Act of 1933, as amended, if applicable) or for the account or benefit of such persons and (ii) persons who are located outside the United States and who are not American persons and are “Accredited Investors” (as that term is defined under applicable Canadian securities laws).

Eligibility:	The Common Shares and the Shares underlying the Warrants are qualified investments under applicable Canadian laws for RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs.

Closing date:	On or about January 17, 2024, or such other date as the Agent and the Company may mutually agree to.

HA

APPENDIX B

CANADIAN QUALIFIED INVESTOR CERTIFICATE

HAS :	TECHNOLOGIES MARINE VISION MARINE INC. (the "Company")

AND TO:	Capital Markets, division of iA Private Wealth Management Inc. (the “Agent”)

The categories presented below contain expressly defined terms. If you are unsure of the meaning of these terms or are unable to determine whether any of these categories apply to you, please contact your broker or legal advisor before proceeding. complete this certificate.

Terms not expressly defined herein APPENDIX Bhave the meaning assigned to them in the Subscription Agreement to which this APPENDIX Bis attached.

In connection with the purchase of the Subscriber Securities which the undersigned Subscriber hereby makes, the Subscriber represents, warrants, confirms and attests to the Company as follows (and acknowledges that the Company and its legal advisors are relying on such representations , guarantees, confirmations and certificates):

a)	the Subscriber resides in one of the provinces or territories of Canada or is otherwise subject to the securities laws of that province or territory;

b)	the Subscriber purchases the subscribed Securities for his own account and not for the benefit of another person or is deemed to purchase them for his own account in accordance with Regulation 45-106;

c)	the Subscriber is, and will be on the Closing Date, an “accredited investor” within the meaning of Regulation 45-106 or section 73.3 of the Securities Act (Ontario), given that it is a member one of the categories of “qualified investor” reproduced below that he checked to indicate that he was part of it;

d)	the Subscriber has not been created or is used solely for the purpose of purchasing or holding securities as an accredited investor, as described in paragraph (m) below;

e)	if the Subscriber purchases Transferable Securities subscribed under categories j), k) or l) below, he has completed and signed the APPENDIX 1attached;

f)	at the time it is signed by the Subscriber, this ANNEX B, including, where applicable, itsAPPENDIX1, is incorporated into and forms part of the Subscription Agreement.

(PLEASE CHECK THE BOX THAT APPLIES TO THE APPLICABLE QUALIFIED INVESTOR CATEGORY)

NOTE: If you checked categories j), k) or l) below, you must complete and sign the APPENDIX 1 of this ANNEX B.

☐	a)	a Canadian financial institution or Schedule III bank (or, in Ontario, a bank listed in Schedule I, II or III of the Bank Act (Canada);

☐	b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

D-1

☐	c)	a subsidiary of a person referred to in paragraph a) or b), if the latter is the owner of all of the voting securities of the subsidiary, with the exception of those of which the directors of the subsidiary must be owners in under the law;

☐	d)	a person registered as an advisor or broker under the securities legislation of a jurisdiction of Canada;

☐	e)	an individual registered as a representative of a person referred to in paragraph (d) under the securities legislation of a jurisdiction of Canada;

☒	e.1)	a natural person previously registered under the securities legislation of a territory of Canada, with the exception of a natural person previously registered only as a representative of a limited market dealer exempt securities) under the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador) or both;

☐	f)	the Government of Canada or a territory of Canada, or a Crown corporation, public body or entity wholly owned by the Government of Canada or a territory of Canada;

☐	g)	a municipality, a public office or commission in Canada and a metropolitan community, a school board, the School Tax Management Committee of the Island of Montreal or an intermunicipal board in Quebec;

☐	h)	a national, federal, state, provincial or territorial government or municipal government of or in a foreign country, or an agency of such a government or authority;

☐	i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions Canada, a pension commission or a similar regulatory body of a territory of Canada;

☐	j)	a natural person who, alone or with his or her spouse, has the beneficial ownership of financial assets having an overall realizable value before tax of more than $1,000,000, less corresponding debts;

Refer to the definition of the term “financial assets” below and paragraph 3 of section 3.5 of the Policy Statement to Regulation 45-106 which provides guidance on the meaning of beneficial ownership of financial assets. If an accredited investor who is an individual wishes to subscribe for securities through wholly-owned portfolio companies or similar entities, these must fall into the category set out in paragraph (t) below or paragraph (w) if it is a family trust.

If you checked paragraph j) above, you must complete and sign the APPENDIX 1of this ANNEX B.

☐	j.1)	an individual who has beneficial ownership of financial assets having an aggregate pre-tax realizable value of more than $5,000,000, net of corresponding debts;

Refer to the definition of “financial assets” below and paragraph 3 of section 3.5 of the Policy Statement to Regulation 45-106 which provides guidance on the meaning of beneficial ownership of financial assets.

D-2

☐	k)	an individual whose net income before tax was greater than $200,000 in each of the last two calendar years or whose net income before tax, combined with that of his or her spouse, was greater than $300,000 in each of the last two calendar years calendar years and who, in in either case, reasonably expects to exceed this net income in the current calendar year;

If you checked paragraph k) above, you must complete and sign the APPENDIX 1of this ANNEX B.

☐	l)	a natural person who, alone or with their spouse, has net assets of at least $5,000,000;

Refer to the definition of the term “net assets” below and to paragraph 4 of section 3.5 of the General Instruction relating to Regulation 45-106 which gives information on the calculation of the net assets of the acquirer who is a natural person.

If you checked paragraph l) above, you must complete and sign the APPENDIX 1of this ANNEX B.

☐	m)	a person, except an individual or an investment fund, who has net assets of at least $5,000,000 according to his or her most recent financial statements;

See the definition of “net assets” below. Net assets of at least $5,000,000, in the case of an entity, are established according to "its most recent financial statements", which must be prepared in accordance with generally accepted accounting principles.

☐	n)	an investment fund that places or has placed its securities exclusively with the following persons: (i) a person who is or was an accredited investor at the time of the placement;

(ii) a person who subscribes or has subscribed for securities in accordance with the conditions set out in section 2.10 (Investment of a minimum amount) or 2.19 (Additional investment in an investment fund) of Regulation 45-106 or (iii) a person referred to in paragraph (i) or (ii) who subscribes or has subscribed for securities under section 2.18 (Reinvestment in an investment fund) of Regulation 45-106;

☐	o)	an investment fund that distributes or has distributed its securities by means of a prospectus certified, in a territory of Canada, by a responsible agent or, in Quebec, by the securities authority;

☐	p)	a trust company registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or a comparable law in a territory of Canada or in a foreign jurisdiction, and acting on behalf of 'she manages under discretionary mandate;

☐	q)	a person acting on an account that he or she manages under a discretionary mandate if he or she is registered or authorized to carry on the activities of an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a territory stranger;

☐	r)	a registered charity under the Income Tax Act (Canada) that, in respect of the transaction, has obtained advice from an eligibility advisor or advisor registered under the legislation of the territory of the acquirer to give advice on the securities which are the subject of the transaction in question;

☐	s)	an entity incorporated in a foreign jurisdiction that is similar in form and function to one of the entities referred to in paragraphs (a) to (d) or paragraph (i);

D-3

☐	t)	a person in respect of whom all those who have direct, indirect or beneficial ownership of rights, other than voting securities that directors are required to hold by law, are accredited investors;

If you checked paragraph t), please indicate the name of each owner and the category of qualified investor to which he belongs (indicating the letter corresponding to the category checked in this certificate):

	Name	Qualified Investor Category
Owner :
Owner :
Owner :

[if there are more than three owners, attach a separate sheet]

☐	u)	an investment fund that is advised by a registered advisor or a person exempt from such registration;

☐	v)	a person recognized or designated by the securities authority or, except in Ontario and Quebec, by the responsible agent as an accredited investor;

☐	w)	a trust created by an accredited investor for the benefit of parents, the majority of the trustees of which are accredited investors, and all of whose beneficiaries are the spouse, former spouse, father and mother, grandparents, brothers, sisters, children or grandchildren of the accredited investor, his or her spouse or former spouse.

If you checked paragraph (w), please indicate the name of the accredited investor who created the trust and applicable trustees and the category of accredited investor to which they belong (indicating the letter corresponding to the category checked in this certificate):

Name (indicate whether this is the person who created the trust or a trustee)	Qualified Investor Category

[if there are more than three people, attach a separate sheet]

For the purposes hereof, the following terms have the meaning given to them below:

A.	“financial assets” means (i) a sum of cash, (ii) securities or (iii) an insurance contract, a deposit or a security representing a deposit which does not constitute a form of investment subject to the securities legislation;

B.	“bank” means a bank listed in Schedule I or Schedule II to the Bank Act (Canada);

D-4

C.	“Schedule III bank” means an authorized foreign bank listed in Schedule III of the Bank Act (Canada);

D.	“discretionary managed account” means the account of a client for which a person makes investment decisions, to the extent that he or she has the discretionary power to carry out transactions in securities without having to obtain the consent of the client to each operation;

E.	“spouse” means, in relation to a natural person, one of the following natural persons:

(i) a natural person with whom she is married and who does not live separately from her within the meaning of the Divorce Act (Canada), (ii) a natural person with whom she lives in a relationship similar to marriage, including a person of the same sex, or (iii) in Alberta, in addition to a person referred to in paragraph (i) or (ii), an adult interdependent partner of that person within the meaning of the Adult Interdependent Relationships Act ( Alberta);

F.	“corresponding debts” means (i) debts incurred or assumed for the purpose of financing the acquisition or ownership of financial assets or (ii) debts secured by financial assets;

G.	“entity” means a corporation, consortium, partnership, trust or unincorporated organization;

H.	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and any subsidiary of that subsidiary;

I.	“founder” means, with regard to an issuer, a person who (i) acting alone, in collaboration or in concert with one or more other persons, takes the initiative, directly or indirectly, to found or constitute the issuer's business or materially reorganize it and (ii) at the time of the offering or transaction, actively participates in the issuer's business;

J.	“investment fund” means a collective investment scheme or closed-end investment fund and, for greater clarity, in British Columbia includes an employee venture capital corporation (EVCC) whose constituent assets are not restrictive, and which is registered under Part 2 of the Employee Investment Act (British Columbia) (RSBC 1996, c. 112) and whose purpose is to make multiple investments and a venture capital company registered in under Part 1 of the Small Business Venture Capital Act (British Columbia) (RSBC 1996, c. 429) which aims to make multiple investments;

K.	“Canadian financial institution” means (i) an association governed by the Cooperative Credit Associations Act (Canada) or a central credit union for which an order has been issued in accordance with paragraph 1 of section 473 of that Act or (ii) a bank, loan company, trust company, insurance company, treasury branch, credit union, credit union, financial services cooperative or federation which, in each case, is authorized by a law of Canada or a Canadian territory to carry on its activities in Canada or a Canadian territory;

L.	“person” means (a) a natural person, (b) a legal person, (c) a partnership, trust, fund, association, consortium, body or any other organized group of persons, with or without legal personality , or (d) any natural person acting as trustee, executor, judicial or estate administrator or personal or legal representative;

M.	“natural person” means a natural person, other than a partnership, an unincorporated association, an unincorporated organization or a trust, or a natural person acting as a trustee , executor, judicial or estate administrator or personal or legal representative;

D-5

N.	“company” means a corporation, an incorporated association, an incorporated trade union or any other incorporated organization.

In Regulation 45-106, a natural or legal person is a company in the same group as another natural or legal person if one is the subsidiary of the other or if each is controlled by the same natural or legal person.

In Regulation 45-106, and with the exception of Section 4 of Part 2, a person is considered to exercise control over another person if: (a) the person beneficially owns securities of that person other person ensuring a sufficient number of votes to elect the majority of its directors or directly or indirectly exercises control over such securities, unless it holds them only as security for an obligation, b) in the case of a partnership other than a limited partnership, it holds more than 50% of the shares or (c) in the case of a limited partnership, it is the general partner.

In Regulation 45-106, a trust company referred to in paragraph (p) of the definition of "accredited investor" (unless it is a trust company registered under a law of the Island - of Prince Edward that is not registered or authorized under the Trust and Loan Companies Act (Canada) or an equivalent law in another territory of Canada) is deemed to subscribe or acquire the securities for his own account.

In Regulation 45-106, a person referred to in paragraph q) of the definition of “accredited investor” is deemed to subscribe or acquire the securities for his own account.

The statements made above in this certificate are true and correct as of the date hereof and will be true and correct as of the Closing Time. If any of these statements proves not to be true and accurate before the Closing Time, the undersigned must notify the Company in writing without delay before the Closing Time.

DATE :	SIGNATURE :

X	X
Witness (if the Subscriber is a natural person)

QUEBEC INVESTMENT
Write the name of the witness in block letters	Register the name of the Subscriber in characters printing

If the Subscriber is not a natural person, enter the name and title of the authorized signatory in block letters

D-6

APPENDIX 1 TO ANNEX B RISK
ACKNOWLEDGMENT CERTIFICATE

Form 45-106A9

Form for Qualified Investors who are individuals

CAUTION! This investment is risky. Only invest if you can bear the loss of the entire amount you have invested.

PART 1 TO BE COMPLETED BY THE ISSUER OR SELLING HOLDER
1. Your placement
Type of securities: Preferred shares common stock warrants	Issuer: Technologies Marine Vision Inc.
Securities subscribed to or acquired from: Technologies Marine Vision Inc.
PARTS 2 TO 4 TO BE COMPLETED BY THE SUBSCRIBER OR PURCHASER
2. Acknowledgement of risk
This investment is risky. Initial each statement to confirm that you understand the following:	Your initials
Risk of loss –You could lose the entire amount of_______________________$ invested. [Instructions: Indicate the total amount invested.]
Liquidity risk –You may not be able to sell this investment or sell it quickly.
Lack of information– You may receive little or no information about your investment.
Lack of advice– You will not get advice from the representative as to whether this investment is suitable for you or not unless the representative is registered. The representative is the person you meet about the investment or who provides you with information about it. To check if the representative is registered, go towww.sontilsinscriptions.ca.
3. Eligibility as a qualified investor
You must meet at least one of the following criteria to be authorized to make this investment. Initial the statement that applies to your situation (there may be more than one). The person named in Part 6 must ensure that you meet the definition of an accredited investor. You can contact her, or the representative indicated in part 5, to find out if you meet the criteria.	Your initials
• Your net income before tax has been more than $200,000 in each of the last two calendar years and you expect to exceed this income in the current calendar year. (The amount of your net income before tax can be found on your tax return.)
• Your combined net income before tax and that of your spouse was more than $300,000 in each of the last two calendar years and you expect your combined net income before tax to be higher in the current calendar year.
• You own, alone or with your spouse, cash and securities whose value amounts to more than $1,000,000, after deducting the related debts.
• You own, alone or with your spouse, net assets worth more than $5,000,000. (Your net assets are your total assets, including real estate, minus total debt.)

D-7

4. Name and signature
By signing this form, you confirm that you have read it and that you understand the risks associated with the investment indicated therein.
First and last name (printed):
Signature:	Date :______________________________2024
PART 5 TO BE COMPLETED BY THE REPRESENTATIVE
5. Information on the representative
[Instructions: The representative is the person you meet about the possible placement or who provides you with information about it. This may be a representative of the issuer or selling holder, a registered person or a person exempt from the registration requirement.]
First and last name of representative (print):
Phone :	Email address :
Company name (if registered):
PART 6 TO BE COMPLETED BY THE ISSUER OR SELLING HOLDER
6. Information additional information on placement

iA Capital Markets, division of iA Private Wealth Management Inc. 26
Wellington Street East, suite 700

Toronto, Ontario M5E 1S2 Canada
Attention: Laura Cristello

Email address :ECMCanada@iacapitalmarkets.ca

For more information on prospectus exemptions, please contact your provincial or territorial securities regulator. You will find contact details atwww.securities-administrators.ca.

Instructions for this form:

1.	Parts 1, 5 and 6 must be completed before the Subscriber completes and signs the form.

2.	The Subscriber must sign this form. The Subscriber and the issuer or selling holder must both receive a signed copy. The issuer or selling holder is required to keep their copy for the period of eight years following the placement.

D-8

APPENDIX C

CONTACT INFORMATION FOR CANADIAN SECURITIES COMMISSIONS

Public official of the local securities authorities and regulators to contact for questions relating to the indirect collection of information:

Alberta Securities Commission
250 5th Street SW, Suite 600 Calgary,
Alberta T2P 0R4
Telephone: 403 297-6454

Toll free in Canada: 1 877 355-0585

Fax: 403 297-2082

British Columbia Securities Commission

Pacific Center

701 Georgia Street West

Box 10142

Vancouver, British Columbia V7Y 1L2
Inquiries: 604 899-6854

Toll free in Canada: 1 800 373-6393

Fax: 604 899-6581

Email address :inquiries@bcsc.bc.ca

Manitoba Securities Commission

400 St. Mary Avenue, Suite 500
Winnipeg, Manitoba R3C 4K5
Telephone: 204 945-2548

Toll-free in Manitoba: 1-800-655-5244

Fax: 204 945-0330

Financial and Consumer Services Commission (New Brunswick)

85, rue Charlotte, suite 300

Saint John (New Brunswick) E2L 2J2
Telephone: 506 658-3060

Toll free in Canada: 1 866 933-2222

Fax: 506 658-3059

Email address :info@fcnb.ca

Government of Newfoundland and Labrador Financial Services Regulation Division
Confederation Building

West Block, 2nd Floor
Prince Philip Drive

CP 8700

St. John's, Newfoundland and Labrador A1B 4J6
Attention: Director of Securities

Telephone: 709 729-4189

Fax: 709 729-6187

Government of the Northwest Territories Office of the Superintendent of Securities

CP 1320

Yellowknife, Northwest Territories X1A 2L9

To the Deputy Superintendent, Legal & Enforcement

Telephone: 867 920-8984

Fax: 867 873-0243

Nova Scotia Securities Commission

5251 Duke Street

Duke Tower, suite 400

CP 458

Halifax, Nova Scotia B3J 2P8
Telephone: 902 424-7768

Fax: 902 424-4625

Government of Nunavut Department of Justice
 Registry Office

Box 1000, branch 570 Brown
Building, 1st floor Iqaluit
(Nunavut) X0A 0H0
Telephone: 867 975-6590

Fax: 867 975-6594

Ontario Securities Commission

20 Queen Street West, 22nd Floor
Toronto, Ontario M5H 3S8
Telephone: 416 593-8314

Toll free in Canada: 1 877 785-1555

Fax: 416 593-8122
Email address: exemptmarketfilings@osc.gov.on.ca

Public official to contact for any questions relating to the indirect collection of information: information agent

Prince Edward Island Securities Office

95 Rochford Street, Shaw Building, 4th floor

CP 2000

Charlottetown, Prince Edward Island C1A 7N8
Telephone: 902 368-4569

Fax: 902 368-5283

Financial and Consumer Affairs Authority of Saskatchewan

1919 Saskatchewan Drive, Suite 601
Regina, Saskatchewan S4P 4H2
Telephone: 306 787-5879

Fax: 306 787-5899

E-1

Financial Markets Authority

800, rue du Square Victoria, 22nd floor

CP 246, Tour de la Bourse Montreal (Quebec) H4Z 1G3

Telephone: 514 395-0337 or 1 877 525-0337

Fax: 514 873-6155 (deposits only)

Fax: 514 864-6381 (confidential requests only)

Email address :financingdessocietes@lautorite.qc.ca (for issuers that are corporations);funds_dinvestment@lautorite.qc.ca(for issuers that are investment funds)

Government of Yukon

Ministry of Community Services Office of the Superintendent of Securities 307 Black Street, 1erfloor

CP 2703, C-6

Whitehorse, Yukon Y1A 2C6
Telephone: 867 667-5466

Fax: 867 393-6251

Email address :securities@gov.yk.ca

E-2

APPENDIX D

MODEL AGREEMENT FOR GRANTING REGISTRATION RIGHTS

F-1